22 August 2008

08004735

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC Mail Processing
Section

SEP 02 2008

Washington, DC
111

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
SEP 08 2008
THOMSON REUTERS

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

BIONOMICS LIMITED

ASX Preliminary final report – 30 June 2008

Lodged with the ASX under Listing Rule 4.3A

Contents

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
22 August 2008

BIONOMICS' 2007/2008 PRELIMINARY FINAL RESULTS

Bionomics Limited (ASX: BNO) today announced its preliminary financial results for the year ended 30 June 2008.

In line with expectations Bionomics' cash position at 30 June 2008 was $6,280,480 with the loss recorded for the period being $4,783,917. Receivables at 30 June 2008 were $2,314,931 which included the US$2 million upfront payment from Merck Serono which was subsequently received in July. Revenues for the period increased to $5,256,963. Grant income for the period was $1,825,165.

In 2007/2008 Bionomics increased investment in its development programs, in particular in the clinical program of anti-cancer agent BNC105, which commenced in February following the success of its Investigational New Drug (IND) application to the US Food and Drug Administration and in ongoing studies to support the planned clinical development of anxiety drug candidate BNC210.

Increased revenues for the period resulted from the US$2 million upfront payment under the Merck Serono development and licensing deal signed in June and a US$1 million milestone payment under Bionomics' 2006 licensing agreement with Genmab A/S.

OPERATIONAL HIGHLIGHTS

Bionomics development programs made significant progress in 2007/2008. Highlights included:

- August 2007 – CRC Cancer Therapeutics supports work on Bionomics' BNO69. Inhibitors of BNO69 suppress the formation of new tumour blood vessels (angiogenesis) and inhibit tumour growth. Involvement in the CRC provides Bionomics with access to valuable resources to further develop its oncology portfolio.
- November 2007 - Successful submission to the US FDA of the BNC105 IND paving the way for clinical trials of the anticancer agent.
- February 2008 - Initiation of the first clinical trial of BNC105 in patients with advanced cancer. The trial is being conducted at the Royal Melbourne Hospital, The Peter MacCallum Cancer Centre and Western Hospital in patients with a variety of solid tumour types. In June BNC105 was named as one of the "Top Five Most Promising Drugs Entering Phase I Trials" in the international review The Ones To Watch released by Thomson Pharma®.

- February 2008 – Payment of a US$1 million preclinical milestone payment by Genmab A/S under its licensing deal which covers 8 drug angiogenesis targets proprietary to Bionomics.
- March 2008 - Commencement of its formal safety and tolerability evaluation program in animals of BNC210, Bionomics' anti-anxiety lead candidate
- April 2008 - Initiation and subsequent completion of scale-up and manufacture of anxiolytic BNC210 under Good Manufacturing Practice (GMP) to support the ongoing preparations for clinical trial.
- June 2008 – Development and Licensing Agreement signed with Merck Serono on Bionomics' Kv1.3 blocker program, under which Merck Serono would develop new treatments for multiple sclerosis (MS) and other autoimmune conditions based on compounds from Bionomics' Kv1.3 program. In addition to the upfront payment Bionomics will receive committed research funding. Merck Serono will fund all development activities, including clinical development. Bionomics may receive milestone payments of up to US$47 million for each compound selected by Merck Serono, based on successful development and commercialization. In addition, Bionomics will be eligible to receive undisclosed royalties on the net sales of licensed products.

OUTLOOK

Bionomics has continued to execute its strategy of identifying high value drug candidates for clinical development and partnering. The successes of 2007/2008, in particular the successful IND and entry in clinical trial of anti-cancer agent BNC105 and the partnership deals with Merck Serono and Genmab A/S have provided both validation of Bionomics' technology and a solid foundation for further growth.

BNC210, Bionomics' drug candidate for the treatment of anxiety, is now on a path to enter clinical development in 2009 and continues to make impressive progress. BNC210 is a potent inhibitor of anxiety in animal tests without side effects, such as drowsiness, impairment of memory and motor function, which are associated with current drugs used to treat anxiety.

Together with BNC105, advancing BNC210 into clinical development would put Bionomics in the very strong position of having two highly differentiated products in development which address large and highly attractive markets.

BNC105 represents a novel treatment for solid tumours such as breast, lung, colon and prostate cancers. Exhibiting a potent dual mode of action, BNC105 efficiently and selectively shuts down blood flow within tumours and also directly attacks and kills tumour cells. BNC105 has considerable drug potential as indicated by its ability to work in synergy with other agents such as Avastin®. Planning for the Phase II clinical trials of BNC105 are in progress with the aim of commencing these studies in 2009.

Bionomics is well placed to deliver on its key objectives of advancing its clinical development programs in cancer and anxiety and of securing additional partnerships.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR STEPHEN BIRRELL
CFO & COMPANY SECRETARY
BIONOMICS LIMITED
Ph: +61 8 8354 6107

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' business are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will", "aim" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound, BNC105 that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

Results for Announcement to the Market

				$
Cash and cash equivalents as at 30 June 2008 from 30 June 2007	decreased by	51%	to	6,280,480
Net operating and investing cash outflows for the period	decreased by	1.7%	to	6,329,450
Revenue from ordinary activities	increased by	272.1%	to	5,256,963
Loss from ordinary activities after tax attributable to members	decreased by	12.2%	to	4,783,917

Explanation of cash and cash equivalents position as at 30 June 2008:
Closing cash and cash equivalents position reflects stable funding position to continue core Research & Development and commercialisation strategies. The company has $6,937,714 in listed BNOOB options at $0.22 due for expiry on 31 January 2009.

Explanation of net increase in cash and cash equivalents:
The decrease in cash outflows relative to the previous year reflects expenditure due to clinical trials for BNC105, IND enabling studies for and a focus on internal R&D to drive the value of the company's pipeline rather than through acquisitions.

Explanation of revenue from ordinary activities:
Revenue consists of license fees, royalties, upfront fees, milestone payments, rental incomes and interest income received as a result of our ordinary activities. Government grants are separately classified under other income.

Explanation of net loss from ordinary activities after tax:
The loss was in line with Directors' and Management expectations.

Dividends/Distributions
Bionomics Limited does not propose to pay any dividends for the year ended 30 June 2008.

Bionomics Limited

ABN 53 075 582 740

BIONOMICS LIMITED

Preliminary final report – 30 June 2008

Contents

BIONOMICS LIMITED
Consolidated Income Statement
for the year ended 30 June 2008

	Note	2008 $	2007 $
		Consolidated	
Revenue	2	5,256,963	1,412,882
Other income	2	1,825,165	2,011,710
Administrative expenses	3	(2,755,153)	(2,733,766)
Borrowing expenses		(313,434)	(305,029)
Occupancy expenses		(1,048,839)	(1,001,082)
Compliance expenses		(483,285)	(833,994)
Research and development expenses		(7,624,371)	(6,449,456)
Loss before tax		(5,142,954)	(7,898,735)
Income tax benefit		359,037	2,448,937
Loss for the year		(4,783,917)	(5,449,798)
Loss attributable to members of Bionomics Limited		(4,783,917)	(5,449,798)
		Cents	Cents
Basic earnings per share	4	(2.1)	(3.0)

The above consolidated income statement should be read in conjunction with the accompanying notes

BIONOMICS LIMITED
Consolidated Balance Sheet
as at 30 June 2008

	Note	Consolidated	
		30 June 2008	30 June 2007
CURRENT ASSETS		$	$
Cash and cash equivalents		6,280,480	12,821,006
Receivables		2,314,931	339,116
Inventories		79,462	99,359
Other		181,625	695,710
TOTAL CURRENT ASSETS		8,856,498	13,955,191
NON-CURRENT ASSETS			
Property, plant and equipment		8,617,832	8,628,250
Intangible assets		10,839,070	8,237,556
TOTAL NON-CURRENT ASSETS		19,456,902	16,865,806
TOTAL ASSETS		28,313,400	30,820,997
CURRENT LIABILITIES			
Payables		1,867,864	2,487,253
Interest bearing liabilities		572,168	541,623
Provisions		369,517	474,341
Other		241,350	109,803
TOTAL CURRENT LIABILITIES		3,050,899	3,613,020
NON-CURRENT LIABILITIES			
Other payables		50,000	0
Interest bearing liabilities		3,535,583	3,876,950
Provisions		149,493	124,015
Deferred tax liability		0	508,416
TOTAL NON-CURRENT LIABILITIES		3,735,076	4,509,381
TOTAL LIABILITIES		6,785,975	8,122,401
NET ASSETS		21,527,425	22,698,596
EQUITY			
Issued capital	5	56,098,888	52,834,493
Reserves		3,187,839	2,839,488
Accumulated losses	6	(37,759,302)	(32,975,385)
TOTAL EQUITY		21,527,425	22,698,596

The above consolidated balance sheet should be read in conjunction with the accompanying notes

BIONOMICS LIMITED
Consolidated Cash Flow Statement
for the year ended 30 June 2008

	Consolidated	
	2008	**2007**
	$	**$**
Cash flows from operating activities		
Grants received incl GST	2,497,281	1,597,577
Receipts from Customers incl GST	3,371,455	2,167,297
Payments to suppliers and employees incl GST	(12,168,371)	(9,993,339)
	(6,299,635)	(6,228,465)
Interest received	669,435	231,785
Borrowing costs	(313,434)	(305,029)
Net cash outflow from operating activities	(5,943,634)	(6,301,709)
Cash flows from investing activities		
Payments for purchase of subsidiary	0	0
Payments for the purchase of intangibles	0	0
Payments for purchases of property, plant & equipment	(385,816)	(134,996)
Net cash outflow from investing activities	(385,816)	(134,996)
Cash flows from financing activities		
Proceeds from share issues – net of expenses	103,395	14,486,668
Proceeds from borrowings	150,000	400,000
Repayment of borrowings	(460,822)	(362,125)
Net cash inflow/(outflow) from financing activities	(207,427)	14,524,543
Net increase/(decrease) in cash and cash equivalents	(6,536,877)	8,087,838
Cash and cash equivalents at the beginning of the year	12,821,006	4,728,227
Effect of exchange rate changes on the balances of cash held in foreign currency	(3,649)	4,941
Cash and cash equivalents at the end of the year	6,280,480	12,821,006

BIONOMICS LIMITED
Consolidated Statement of Changes in Equity
for the year ended 30 June 2008

	Consolidated	
	2008	**2007**
	$	**$**
Total equity at the beginning of the year	22,698,596	10,946,278
Exchange differences on translation of foreign operations	71,838	(140,431)
Revaluation reserve	148,483	2,259,613
Net income (expense) recognised directly in equity	220,321	2,119,182
Loss for the year	(4,783,917)	(5,449,798)
Total recognised income and expense for the year attributable to equity holders of parent	(4,563,596)	(3,330,616)
Transactions with equity holders in their capacity as equity holders		
Contributions of equity, net of transaction costs	3,264,395	14,796,734
Employee share options	128,030	286,199
Total equity at the end of the year	21,527,425	22,698,596
Total recognised income and expense for the year	(4,563,596)	(3,330,616)

NOTE 1: Segment Information
Primary reporting format – business segments

Bionomics Limited discovers and develops innovative therapeutics in the areas of cancer, multiple sclerosis, anxiety and epilepsy, and operates in one primary business segment – drug discovery and development.

	Consolidated	
NOTE 2: REVENUE AND OTHER INCOME	**2008**	**2007**
	$	**$**
Revenue		
Revenue from rendering services	935,625	815,722
License fees and royalties	3,335,020	57,853
Interest received or receivable	568,765	336,064
Rent received or receivable	227,183	201,670
Sundry income	190,371	1,573
Total Revenue	5,256,963	1,412,882
Other Income		
Government Research grants	1,771,603	1,981,064
Government Export grants	53,562	23,146
Asset sale	0	7,500
Total Other Income	1,825,165	2,011,710

NOTE 3: EXPENSES
Loss before income tax expense includes the following specific expenses:

Borrowing costs		
- Interest paid/payable on bank & other loans	306,017	297,609
- Interest obligations under finance leases	7,417	7,420
	313,434	305,029
Depreciation of:		
- Administrative plant and equipment	31,606	49,837
- Scientific plant and equipment	318,993	379,726
- Building	212,119	96,217
	562,718	525,780
Amortisation of non-current assets		
- Licences & Intangible assets	479,275	445,779
Rental expense on operating leases		
- Minimum lease payments	175,729	213,854
Research and development		
- Research and development costs	7,624,371	6,449,456
Other provisions		
- Employee entitlements	14,236	103,851
Cost of sales	213,059	144,758

NOTE 4: Earnings per share

	Full Year 2008 Cents	Full Year 2007 Cents
Basic earnings per share	(2.1)	(3.0)
Alternative earnings per share	(1.4)	(1.8)

	Full Year 2008 Number	Full Year 2007 Number
Weighted average number of shares used as the Denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	225,310,399	180,416,382
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating alternative earnings per share	271,123,440	234,485,462

NOTE 5: CONTRIBUTED EQUITY

Movements in ordinary shares of the Company during the past two years were as follows:

Date	Details	Number of shares	Issue price	$
1 July 2006	**Opening balance**	**154,918,432**		**38,037,760**
	Share issue – directors' fees in lieu of cash	678,840	$0.1455	98,772
	Share issue – placement	36,000,000	$0.14	5,040,000
	Share issue expenses	0	0	(201,600)
	Share issue – placement	28,571,429	$0.35	10,000,000
	Share issue expenses	0	0	(400,000)
	Share issue – option exercise	200,000	$0.24	48,000
	Share issue – option exercise	536	$0.50	268
	Deferred Tax Benefit	0	0	211,293
30 June 2007	**Closing Balance**	**220,369,237**		**52,834,493**
	Share issue – directors' fees in lieu of cash	197,884	$0.293	58,000
	Share issue – salaries in lieu of cash	232,002	$0.293	68,000
	Share issue – salaries in lieu of cash	92,105	$0.38	35,000
	Share issue – option exercise	294,000	$0.24	70,560
	Share issue – option exercise	80,000	$0.215	17,200
	Share issue – option exercise	14,000	$0.27	3,780
	Share issue – option exercise	3,000	$0.30	900
	Share issue – Iliad purchase	13,636,364	$0.22	3,000,000
	Share issue – option exercise	21,963	$0.50	10,955
30 June 2008	**Closing Balance**	**234,940,555**		**56,098,888**

NOTE 6: ACCUMULATED LOSSES

	Consolidated 2008 $	Consolidated 2007 $
Balance at the beginning of the year	(32,975,385)	(27,525,587)
Net loss for the year	(4,783,917)	(5,449,798)
Balance at the end of the year	(37,759,302)	(32,975,385)

NTA Backing

	2008	**2007**
Net tangible asset backing per ordinary share	4.5 cents	5.9 cents

Audit Note: This report is based on financial statements which are in the process of being audited

END